Morgan Stanley Series Funds

522 Fifth Avenue

New York, NY 10036

November  30, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management
Mail Stop 0505

Re:          Morgan Stanley Series Funds: Morgan Stanley Commodities Alpha Fund
(File No. 333-81184; 811-21024)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 for Morgan Stanley Commodities Alpha Fund (“Commodities Alpha”), a series of Morgan Stanley Series Funds (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of Morgan Stanley Natural Resource Development Securities Inc. (“Natural Resource”) will be transferred to Commodities Alpha in exchange for shares of beneficial interest of Commodities Alpha (the “Reorganization”). Commodities Alpha and Natural Resource are each referred to herein as a “Fund” and, together, the “Funds.” Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-14, which will be filed via EDGAR on or about November 30, 2009.

GENERAL COMMENTS TO FORM N-14

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filings.

COMMENTS TO THE PROSPECTUS

Comment 2.          Please include disclosure that Natural Resource will wind up its affairs and deregister as an investment company.

Response 2.          The requested disclosure has been added to the cover page and the section entitled “Introduction — General.”

Comment 3.          Please confirm that, following the consummation of the Reorganization, the use of the historical performance data of Commodities Alpha is consistent with the factors set forth in the no-action letter issued to North American Securities Trust (August 5, 1994) (the “NAST Letter”) for determining which predecessor fund may be used for historical performance data.

Response 3.          Following the consummation of the Reorganization, the use of the historical performance data for Commodities Alpha is consistent with the factors listed in the NAST Letter.  The NAST Letter sets out five factors for determining which predecessor fund’s historical performance may be used by the surviving fund.  “Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”

In this case, Morgan Stanley Investment Advisors Inc is the investment adviser and Morgan Stanley Investment Management Limited is the sub-adviser to both Commodities Alpha and Natural Resource.  These same entities will be the investment adviser and sub-adviser, respectively, of the newly combined fund.  The investment objective of Commodities Alpha is long-term total return.  The investment objective of Natural Resource is to seek capital growth.  The newly combined fund will retain the investment objective and all the investment strategies, policies and restrictions of Commodities Alpha.  Further, the newly combined fund will retain the expense structures and expense ratios of Commodities Alpha, including paying the same advisory fee as Commodities Alpha. Finally, the portfolio composition of the newly combined fund will include only those investments that Commodities Alpha is permitted to hold.  As we have discussed with you, Natural Resource will sell substantially all its portfolio holdings prior to the Reorganization, and will transfer cash and cash equivalents to Commodities Alpha on the Reorganization closing date.  Following the Reorganization, the combined fund will invest this cash and cash equivalents in investments that Commodities Alpha is permitted to hold.

Taken in the aggregate, we respectfully believe that using the historical performance of Commodities Alpha is appropriate for the newly combined fund.

Comment 4.          Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Funds invest.

Response 4.          The requested disclosure has been added to the section entitled “Principal Risk Factors.”

Comment 5.          Please confirm that the Funds calculate net asset value in the same manner.

Response 5.          The Funds calculate net asset value in the same manner, as described in each Fund’s prospectus in the section entitled “Shareholder Information — Pricing Fund Shares.”

Comment 6.          Please confirm whether the financial statements of Commodities Alpha and the Cayman Islands subsidiary in which Commodities Alpha invests (the “Subsidiary”) are consolidated.

Response 6.          As indicated in our response letter dated March 5, 2008 responding to comments made by the Staff of the SEC to Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “2008 SEC Response Letter”), Regulation S-X, Rule 6-03(c)(i) states that statements of investment companies may be consolidated only with the statements of subsidiaries which are investment companies.  The Subsidiary is excepted from the definition of investment company by Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Commodities Alpha does not consolidate the assets, liabilities, capital or operations of the Subsidiary into its financial statements.  Rather, the Subsidiary is separately presented as an investment in Commodities Alpha’s Statement of Investments.  Unrealized appreciation or depreciation on Commodities Alpha’s investment in the Subsidiary is recorded in Commodities Alpha’s Statement of Operations.  The full audited (the case of annual reports) and unaudited (in the case of semiannual reports) financial statements of the Subsidiary are included with Commodities Alpha’s annual and semiannual reports, respectively.

While the Fund is aware of the recent Fidelity Select Portfolio no-action letter (April 29, 2008), it intends to continue to present its financial statements in comformity with Regulation S-X rather than rely on “no-action” relief provided to another registrant.

Comment 7.          Please include prominent disclosure near the beginning of the Proxy Statement and Prospectus that, in connection with the Reorganization, Natural Resource intends to sell all of its securities and transfer cash to Commodities Alpha, and that although the Reorganization “should” be a tax-free reorganization the IRS could deem the Reorganization taxable.

Response 7.          The requested disclosure has been added to the sections entitled “Introduction-General” and “Synopsis — The Reorganization.”

Comment 8.          As Commodities Alpha has “commodities” in its name and seeks to achieve its investment objective by seeking exposure to the commodities markets, please confirm that Commodities Alpha meets the definition of “investment company” found in Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 8.          As indicated in the 2008 SEC Response Letter, the permitted investments of Commodities Alpha include, among other types of investments, commodity-linked notes, fixed income securities and money market instruments. Due to its investments in these types of securities, Commodities Alpha meets the definition of “investment company” under the cited sections of the 1940 Act.

Comment 9.          In the section entitled “Introduction — General,” please revise the disclosure to indicate at what point during the Reorganization shares of Commodities Alpha will be issued to Stockholders of Natural Resource.

Response 9.          The disclosure has been revised as requested.

Comment 10.        In the section entitled “Synopsis — Fee Table,” please revise the fee table such that all footnotes to the fee table are included after the Example.

Response 10.        The fee table has been revised as requested.

Comment 11.        With respect to the line items “Expense reimbursement” and “Total annual Fund operating expenses after expense reimbursement” in the Annual Fund Operating Expenses table, please confirm that use of the term “reimbursement” rather than “waiver” is appropriate.

Response 11.        The titles of the line items have been changed to “Expense reimbursement and/or waiver” and “Net annual Fund operating expenses after expense reimbursement and/or waiver.”

Comment 12.        In the section entitled “Synopsis — Fee Table,” please either revise footnote 8 to  the fee table to indicate that the expense reimbursement and rebate for Commodities Alpha will be in effect for at least one year, or remove the line items “Expense reimbursement” and “Total annual Fund operating expenses after expense reimbursement” from the fee table.

Response 12.        The disclosure has been revised as requested with respect to this registration statement to indicate that the waiver and/or expense reimbursement and the rebate will be in effect for a period of not less than one year.

Comment 13.        Please include the expenses of the Subsidiary in the fee table with respect to Commodities Alpha, either by including such expenses in the line item “Other expenses” or by including additional line items to reflect the expenses of the Subsidiary.

Response 13.        The fee table has been revised to include the expenses of the Subsidiary in the line item “Other Expenses”.  We note, however, that the expenses of the Subsidiary will be paid entirely by the Investment Adviser, as noted in footnote 6 to the fee table and, as a result, such expenses also have been included in the line item “Expense Reimbursement and/or Waivers”.

Comment 14.        Please revise the disclosure on commodity risks in the section entitled “Principal Risk Factors” to indicate that certain commodities may be produced in a limited number of countries and may be controlled by a small number of producers or groups of producers.

Response 14.        The disclosure has been revised as requested.

Comment 15.        In the section entitled “Principal Risk Factors — Foreign Securities,” the disclosure states that each Fund may invest in foreign securities and Natural Resource may invest in foreign securities issued by issuers located in emerging market or developing countries.  If Commodities Alpha may invest in issuers in emerging market countries, consider adding additional disclosure.

Response 15.        Commodities Alpha does not invest in securities of foreign issuers located in emerging market or developing countries.

Comment 16.        In the section entitled “The Reorganization — Tax Aspects of the Reorganization,” please include disclosure on the loss of any capital loss carryforwards as a result of the Reorganization, if applicable.

Response 16.        The Reorganization will not result in the loss of capital loss carryforwards.

Comment 17.        In the section entitled “The Reorganization — Tax Aspects of the Reorganization,” please include disclosure regarding the impact on shareholders if the Reorganization is deemed to be taxable despite the opinion of Dechert LLP that the Reorganization “should” qualify as a tax-free reorganization.

Response 17.        The section has been revised to include the requested additional disclosure on the tax impact on shareholders.

Comment 18.        In the section entitled “The Reorganization — Capitalization Table,” please include a row to the table to reflect the total capitalization (for all share classes) of Commodities Alpha, Natural Resource and the Combined Fund.

Response 18.        The Capitalization Table has been revised as requested.

Comment 19.        Please include disclosure of the costs related to the sale of all of the securities of Natural Resource in connection with the Reorganization and who will bear these costs.

Response 19.        As the securities owned by Natural Resource are expected to be sold immediately prior to the Reorganization, the associated costs are currently unknown.  The costs will be borne by Natural Resource and this has been disclosed in the section entitled “Introduction—Expenses of Solicitation,” as requested.

Comment 20.        Please confirm and clarify in the disclosure if necessary that the advisory fee received by the Investment Adviser in connection with the investment advisory services provided to Commodities Alpha is assessed on 100% of the assets of Commodities Alpha and that this fee does not exclude the assets of the Fund that are invested in the Subsidiary.

Response 20.        The Investment Adviser receives an advisory fee of 0.50% of the Fund’s average daily net assets, which includes the value of the Fund’s investment in the Subsidiary.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•                                          the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6982 (tel) or 212 404-4691 (fax).  Thank you.

Best regards,

/s/ Edward Meehan
Edward Meehan